SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              FORM 20-F Amendment 2


[ X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[   ]     ANNUAL  REPORT  PURSUANT  TO  SECTION  13 OR 15(d)  OF THE  SECURITIES
          EXCHANGE ACT OF 1934

                                       or

[   ]     TRANSITION  REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE  SECURITIES
          EXCHANGE ACT OF 1934

                     Commission File Number _______________



                               LEON TOURS LIMITED
             (Exact name of Registrant as specified in its charter)

                           Commonwealth of the Bahamas
                 (Jurisdiction of incorporation or organization)

                                 Saffrey Square
                            Bay Street and Bank Lane
                                   Suite 1 04A
                                   Box N-3927
                                 Nassau, Bahamas
                         (Address of Principal Offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
COMMON STOCK, NO PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: NONE

Indicate by check mark whether the Registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

                                  Yes[ ] No[X]

Indicate by check mark which financial statement item the Registrant has elected to follow:


                              Item l7[ ] Item l8[X]

                                TABLE OF CONTENTS
                                -----------------
                                                                            Page
                                                                            ----

Item 1.   Description of Business                                              4
Item 2.   Description of Property                                             17
Item 3.   Legal Proceedings                                                   17
Item 4.   Control of Registrant                                               17
Item 5.   Nature of Trading Market                                            18
Item 6.   Exchange Controls and Other Limitations Affecting
          Security Holders                                                    19
Item 7.   Taxation                                                            19
Item 8.   Selected Financial Data                                             20
Item 9A.  Quantitative and Qualitative Disclosure of Market Risk              20
Item 9B.  Management's Discussion and Analysis of Financial Condition
          and Results of Operations                                           21
Item 10.  Directors and Officers of Registrant                                21
Item 11.  Compensation of Directors and Officers                              22
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries      23
Item 13.  Interest of Management in Certain Transactions                      23
Item 14.  Description of Securities to be Registered                          23
Item 15.  Defaults Upon Senior Securities                                     24
Item 16.  Changes in Securities and Changes in Security for Registered
          Securities                                                          24
Item 17.  Financial Statements                                                24
Item 18.  Financial Statements                                                24
Item 19.  Financial Statements and Exhibits                                   24

                                     PART 1.

     As used in this Registration Statement, the "Bahamas" refers to The Commonwealth of the Bahamas. The term "Company" refers to Leon Tours Limited

     This Registration Statement on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled Risk Factors under Item 1 - Description of Business.

     Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date of this Registration Statement. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Item 1. Description of Business.
--------------------------------

Overview

     Leon Tours Limited was incorporated on June 16, 1992 as a corporation pursuant to the International Business Companies Act of the Bahamas. The Company was incorporated in the Bahamas principally to facilitate trading in its securities. The Company is not subject to any income tax in the Bahamas. The Company's corporate administrative matters are conducted through its registered agent located at 284 Bay Street, #5, Nassau, Bahamas. The Company's principal office is located at Saffrey Square, Bay Street and Bank Lane, Suite 104A, Box N-3 927, Nassau, Bahamas. Its telephone number is (242) 356-6940.

     The Company is in the developmental stage and has been inactive since its inception. The Company has no current operations nor any significant assets or liabilities. Management of the Company intends to participate in one or more unidentified business ventures, which will be selected by management after reviewing business opportunities. The Company anticipates no operations until such time.

     The Company does not have any subsidiaries and management does not contemplate establishing any subsidiaries of the Company.

Business Strategy

     Management believes that certain companies (both in the United States and abroad) may have a significant interest in obtaining a controlling interest in an United States public company and thereby become publicly held without having to offer their own securities directly to the public. The Company intends to seek and identify such business companies to offer these companies the opportunity to obtain a controlling interest in the Company. The Company may accomplish such business transactions by acquiring such business companies pursuant to either a purchase, merger, joint venture, exchange of stock or otherwise, and may include business entities such as a corporation, partnership, or limited liability company. The Company has limited available capital, therefore, it is unlikely that the Company will be able to acquire more than one or two such businesses. There can be no assurance that the Company will identify any such business opportunities and that such acquisitions will be successfully completed.

     As of the date of this Registration Statement, management of the Company has not identified any business opportunities that it plans to pursue nor has the Company reached any agreement or definitive understanding concerning such an acquisition. Management intends to search for business opportunities in any geographical area, industry or business within an industry, and may engage in any line of business including, but not limited to, service, finance, mining, manufacturing, real estate, oil and gas, distribution, transportation, medical, communication, and high technology. Management may later determine, however, to concentrate its search for business opportunities to a particular industry, segment of an industry, or line of business, or to a defined geographical area. To date, no such determination has been discussed or made.

     The Company intends to seek business opportunities demonstrating the potential for long-term growth as opposed to short-term earnings. The Company's search generally will be directed towards small to medium-sized companies with established earnings and revenues. Management of the Company will consider substantial and detailed information in connection with its decision of whether or not to acquire a business available for acquisition. Such information may include financial analysis and review of the proposed business and industry, market surveys, and consultations with industry experts.

Analysis and Investigation of Opportunities

     Management of the Company intends to seek and identify privately held businesses (both in the United States and abroad) which have a significant interest in obtaining a controlling interest in a U.S. publicly held company and, thereby, becoming publicly held without having to offer their own securities directly to the public. In some circumstances, the potential venture may involve an acquisition of or combination with an operating business which does not need substantial additional capital but desires to establish a public trading market for its shares. A business which seeks to enter into a merger, consolidation or other combination with the Company may desire to do so in order to avoid the expenses and consequences of undertaking a public offering in the United States. Factors considered may include time delays, significant expenses and loss of voting control. Management believes that the Company will offer potential merger and acquisition candidates the opportunity to obtain a controlling interest in a public company at substantially less cost and involving a shorter time frame than is involved in conducting an initial public offering. The Company cannot, however, empirically demonstrate that any real time or cost savings will actually result to a private company from a business combination with the Company. Moreover, any private company acquired by the Company will not receive any capital from the Company in the transaction, which may be a discouragement for some private companies to consider being acquired by or combining with the Company.

     Management of the Company will exercise its own judgment as to, and will be solely responsible for, the ultimate selection of businesses for acquisition. Management will consider substantial and detailed information in connection with its decisions of whether or not to acquire a business opportunity available for acquisition. Such information may include financial analysis and review of the proposed business and industry, market surveys and consultations with industry experts. Management also anticipates that it will consider the following factors: (i) total and net assets and shareholders' equity; (ii) current and long-term liabilities; (iii) gross revenues and earnings for the prior three fiscal years; (iv) potential for revenue and earnings growth; (v) existing and potential competition; (vi) proprietary and state-of-the-art technology, patents and trademarks; (vii) capabilities and experience of current management and potential for recruitments; (viii) capital requirements; (ix) availability of new capital, debt financing sources and relationships with existing lenders; (x) cost and form of participation by the Company; (xi) special risks associated with the business and its industry; and (xii) perceived desirability of the business to investors in the capital markets.

     Participation by the Company in a proposed transaction may also be based in large part on the perceived quality of the private company's management and personnel, properties or proprietary rights, products and/or services, marketing concepts, level of technology or other factors which may be difficult to analyze with complete objectivity.

     Management of the Company will generally request that it be provided with written materials from the principals of the business containing disclosures and descriptions regarding the business' products and/or services, history, management resumes, audited financial statements and financial projections, proprietary products and services, present and proposed remuneration to management, facilities and properties, analysis of risks and competitive conditions, financial plan of operation and estimated capital requirements, and other relevant information.

     In applying the factors set forth above, no specific factor will be controlling. Management will attempt to analyze all factors appropriate to the specific business opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, which may make comparative investigation and analysis of such business opportunities difficult and complex for management. Historical operations of a specific business may not necessarily be indicative of its fixture potential because of the possible need to substantially shift marketing strategies, expand significantly, change product emphasis, change or augment management or make other changes. Moreover, although management does not intend to do so, its decisions may be made without the benefit of detailed feasibility studies, independent analysis, market surveys or professional studies. Thus, management may be dependent upon the principals of a business to identify such problems and to implement or be primarily responsible for implementing change. Management may not, therefore, discover or adequately evaluate adverse facts about any potential business opportunity.

     Management intends to concentrate its search efforts for businesses that qualify either for quotation on the NASDAQ system, an over-the-counter securities market in the United States in which securities are listed for trading, or an automated interdealer quotation system maintained by the National Association of Securities Dealers, Inc. To qualify for NASDAQ quotation, a business must meet stringent criteria. Such criteria generally include, but are not limited to, the following: (i) at least 300,000 publicly held shares; (ii) 300 shareholders; (iii) $4,000,000 in total assets; and (iv) at least $2,000,000 in capital and surplus. Additionally, the business' shares would have to be publicly quoted for sale at a minimum bid price of $3.00 and have at least four market makers in its common stock at the time of listing. Therefore, even if a business which qualifies for such listing is found and acquired, the Company may not have a sufficient number of shareholders for a NASDAQ quotation until the Company's shareholders total 300. Furthermore, even if all of the NASDAQ listing criteria are met, NASDAQ would have wide discretion in determining whether it would admit the Company to quotation. There is no assurance when or if the Company will qualify for NASDAQ quotation.

     The likelihood of finding a business suitable for NASDAQ quotation cannot be determined by management at this time. To the extent that the Company seeks potential businesses which qualify for quotation on the NASDAQ system, the range of business opportunities that may be available for acquisition by the Company may be significantly limited. Therefore, management will not restrict its search solely to businesses which qualify for quotation on the NASDAQ system. If management cannot locate or successfully conclude an acquisition of a private business which meets the NASDAQ listing requirements, then the Company may attempt an acquisition of a smaller business. In this event, although not anticipated by management, acquisition of businesses in the development stage or which have experienced financial or operating difficulties and are in need of additional capital may be considered. Thus, the Company may incur additional risks because the market for such business's products and/or services may not be fully established and such business may not be operating at a profit.

     As of the date of this Registration Statement, management has not identified any business opportunity for acquisition or which it has any interest in acquiring. Management has not solicited, received or considered any proposals regarding the Company's acquisition of or combination with another business. The Company does not plan to advertise or publish notices seeking business opportunities. Moreover, the Company does not intend to acquire a business which is owned or controlled by an affiliate of the Company.

     The Company does not plan to create subsidiaries for any purpose, including the making of distributions of securities of any such subsidiaries to the Company's shareholders (known as "spin offs").

Forms of Acquisition

     Management of the Company generally will consider substantial and detailed information in connection with its decision of whether or not to acquire a business. Based upon such an analysis and review, management will determine the suitable legal structure or method to be selected. As of the date of this Registration Statement, it is impossible to predict the manner in which the Company may participate in a business opportunity.

     An acquisition or business combination may occur in one of several methods, such as a statutory merger or consolidation, asset purchase, or "reverse merger" in which the Company acquires all of the private company's outstanding common stock in exchange for the issuance of unregistered shares of the Company's common stock. Management of the Company does not anticipate that such acquisitions by the Company will involve a cash purchase of the assets or the outstanding voting stock of a viable business due to the lack of liquid assets or cash. In the event that the Company engages in an acquisition of a private company's outstanding common stock by issuing additional shares of its common stock, such a transaction would be made in reliance upon one or more exemptions from the registration provisions of federal securities laws, including the exemptions provided for non-public or limited offerings, and analogous exemptions under applicable state securities laws. Shares of the Company's common stock issued in such an exempt transaction would be considered "restricted securities" under the Securities Act of 1933, as amended (the "1933 Act"), and Rule 144 thereunder, would be subject to certain restrictions, and generally could not be resold for a period of one year. In some circumstances, management anticipates that an agreement with the private company to register such securities either at the time the transaction is consummated, under certain conditions or at specified times thereafter, may be a viable negotiating element. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have an adverse effect upon such market.

     Management intends to structure any such acquisitions so as to avoid creating a taxable event under the United States tax laws and anticipates that such an acquisition will be structured as a tax-free reorganization under Sections 351 or 368(a) of the Internal Revenue Code of 1986, as amended ("the Code"). Moreover, the value of any private company acquired may exceed the value of the Company, therefore, under generally accepted accounting principles, such an acquisition will be generally be treated as if the private company had acquired the Company.

     Prior to any merger or consolidation, or other corporate transaction for which management may voluntarily seek the approval of the Company's shareholders, management intends to provide its shareholders with complete disclosure and documentation regarding the business opportunity and business proposed to be acquired. Such disclosure and documentation will be in the form of a proxy statement in compliance with the rules and regulations of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and will be distributed to the shareholders of the Company at least twenty (20) days prior to any shareholder's meeting. The International Business Companies Act of the Bahamas (the "IBCA") provides for approval by a majority of shareholders or classes of shareholders entitled to vote at a meeting called for that purpose after due notice, accompanied by a plan or merger, consolidation or reverse merger, has been given. Moreover, such an acquisition or business combination may require compliance with the laws of another country or state within the United States if such acquisition or business combination involves a business entity organized under the laws of a country or state different than the Company's.

     In the event that the Company acquires a business pursuant to a statutory merger or consolidation or other corporate transaction, management believes that neither it nor the current shareholders of the Company will have any control of a majority of the voting shares of such business following the acquisition transaction. In the event that the Company acquires a business pursuant to a reverse merger, management believes that the shareholders of the Company will subsequently own twenty percent (20%) or less of the Company's common stock following the acquisition transaction.

     Acquisition Agreements. The Company will participate in a business opportunity only after the negotiation and execution of a definite written agreement. Although the terms and provisions of such an agreement cannot be predicted, the general terms and provisions will be customary and standard for the industry and will include representations and warranties provided by the parties thereto, conditions of closing, post-closing covenants and restrictions, reciprocal indemnities and remedies upon default. Management anticipates that the Company will enter into a letter of intent with the principals of the prospective business entity. Such a letter of intent will set forth the terms of the proposed acquisition, but will not bind the Company to consummate the transaction nor indicate that consummation is probable. Management believes that the use of a letter of intent will alleviate substantial costs that may be incurred by the Company in the process of drafting and negotiating a definitive agreement.

     The investigation of specific opportunities and the negotiation, drafting and execution of agreements and other documents will involve substantial costs for attorneys, accountants and others. The Company does not have and may not be able to obtain the required funds to finance such costs. If a decision is made not to participate in a specific business venture or if a negotiated agreement is not consummated, the costs to the Company may not be recoverable. Management, therefore, will rely heavily on the use of a letter of intent and has adopted the policy that it will not proceed with a definitive agreement until the business to be acquired (i) has or can obtain the financial statements required by the accounting regulations of the Securities and Exchange Commission, and
(ii) has posted a deposit with the Company to be used for paying certain expenses and/or the Company's attorneys and accountants involved with the drafting and negotiating of the definitive agreement.

     Any attempted acquisition can be expected to involve a substantial amount of time. Moreover, any acquisition may involve substantial delays involving compliance with federal or state laws or the laws of a foreign country.

     In connection with the acquisition of a business, management believes that a possible condition of a prospective agreement may require the officers, directors and/or affiliates of the Company to sell all or a part of their shares of common stock in the Company in a private transaction, which may result in a substantial profit to such officers, directors and/or affiliates. In the event such sales of common stock were made, management believes that such officers, directors, and/or affiliates would not be defined as "underwriters" within the meaning of Section 2(11) of the 1933 Act. Moreover, management currently believes that such individuals have no intention to engage in such sales, and that such individuals will sell their shares of common stock in the Company in open market transactions in any market that arises in the Company's stock.

Competition

     The Company will be in direct competition with many entities in its efforts to locate suitable business opportunities. The Company's major competitors include business development companies, venture capital partnerships and corporations, small business investment companies, venture capital affiliates of industrial and financial companies, broker-dealers and investment bankers, management and management consultant firms, and private individual investors. Moreover, the Company will also be competing with numerous small public companies for such opportunities. Most of these entities may posses greater financial resources and will be able to assume greater risks than those which the Company, with its limited capital, could consider. Many of these competing entities may also posses significantly greater experience and contacts than the management of the Company.

Employees and Consultants

     The Company currently does not have any employees other than its officers and directors. Management of the Company does not anticipate a need to engage
any  full-time  employees  during  the  process  of  seeking,   identifying  and
evaluating prospective business opportunities; however, it may engage the services of attorneys and accountants as necessary.

     The Company may engage the services of consultants or finders to assist in locating or acquiring a business opportunity. However, the Company does not currently have any agreement, understanding or arrangement of any kind with any consultant, finder or other person engaged in arranging acquisitions for companies such as the Company. The Company does not currently have any funds with which to pay a finder or consultant and has no means of raising such funds. It is possible that a consultant, finder or other person will present a business opportunity to the Company for consideration and, in such event, management anticipates that such business or its principals will pay any consulting or finder's fee.

Capital Resources

     The Company currently does not have any commitments for capital expenditures. Management does not anticipate any significant operating costs other than professional fees payable to attorneys and accountants associated with the acquisition of a business. The Company will also incur fees and expenses relating to the identification, investigation, negotiation and subsequent acquisition of companies. In the event the Company enters into negotiations with a target business regarding acquisition, management intends to require such business to deposit with the Company funds which the Company can use to defray such professional fees and costs. Management anticipates that this would allow the Company to avoid raising funds for such expenses or becoming indebted to such professionals.

     Other routine expenses relating to the Company's organization and reporting requirements under the 1934 Act will be incurred. In order to pay these expenses, management anticipates that the Company may be required to borrow money, sell securities or prevail upon existing officers, directors and shareholders of the Company to contribute additional funds to the Company, whether as a loan or investment. The Company has not received any definitive commitment from such persons regarding any future loans. Moreover, the Company currently does not have intentions of offering any of its securities for sale and, in such event, is expected to find little demand for the Company's securities in the marketplace.

Government Regulation

     The Company does not intend to engage in the business of investing or reinvesting in, or owning, holding or trading in securities, or otherwise engaging in activities which would cause the Company to be classified as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Act"). To avoid being deemed an investment company, not more than forty percent (40%) of the value of the Company's assets (excluding government securities and cash and cash items such as time deposits or certificate of deposit) may consist of "investment securities", which term is defined to include all securities other than U.S. governmental securities and securities of majority-owned subsidiaries.

     Management does not believe that the Company will become subject to regulation under the Investment Act because the Company does not intend to own less than a majority of any assets or business acquired. Management will regularly review the Company's activities to determine its status under the Investment Act. The Company could be expected to incur substantial registration and compliance costs if required to register or if it elects to register as an investment company under the Investment Act. Therefore, to ensure that the Company does not become subject to regulation under the Investment Act, the Company does not intend to pursue acquisition of any business company unless it will result in the Company owning at least a majority interest in such company. The Company will not engage in preliminary negotiations concerning acquisition of another business company unless management is assured that the Company will hold at least a majority interest in such company after acquisition.

     Any securities which the Company acquires in exchange for its common stock will be "restricted securities" within the meaning of the 1933 Act. Although management does not contemplate the resale of such acquired securities, in the event it elected to do so, the sale could not be consummated unless a registration statement covering the sale is declared effective by the Securities and Exchange Commission or an exemption from registration is available. Moreover, Rule 145C under the 1933 Act would require the Company to register with the Securities and Exchange Commission as an underwriter if it elected to publicly offer or resell such securities acquired in exchange for its common stock.

     Any business company acquired by or combined with the Company may operate in an industry which is regulated or licensed by federal, state or local authorities or foreign governments. Compliance with any such regulations could be expected to be a time-consuming and expensive process.

Certain Foreign Issuer Considerations

     Enforceability of Civil Liabilities. The Company is a Bahamas corporation. The Company has appointed Diane D. Dalmy, 8965 W. Cornell Place, Lakewood, Colorado 80227 as its agent upon whom process may be served in any action brought against it under the securities laws of the United States. Outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States securities laws. The Company has been advised by E.P. Toothe & Associates ("E.P. Toothe"), its Bahamas counsel, that there is substantial doubt as to the enforceability against the Company in original actions or in actions for enforcement of judgments of United States courts of liabilities predicated solely on the civil liability provisions of the United States securities laws. The Company's officers and directors, however, reside within the United States and the assets of these persons are primarily located within the United States. It may be possible for an investor to enforce a judgment against the personal assets of the Company's officers and directors if named as a party in such action.

     The Company has been further advised by E.P. Toothe that no treaty exists between the Bahamas and the United States providing for the reciprocal enforcement of foreign judgments arising out of civil proceedings. A foreign judgment that is contrary to public policy or that is founded on a cause of action not recognized in the Commonwealth of the Bahamas will not be enforced, the general principal being that only judgments that rest upon principles of universal acceptance will be enforced. A action may be commenced in the Bahamas for recovery in such a proceeding. Enforcement of a foreign judgment against the Company in the Bahamas may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

     Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders.
Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. The Bahamas law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. While the Bahamas law does permit a shareholder of a Bahamas company to sue its directors derivatively, i.e. in the name of and for the benefit of the company and to sue the company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought and the procedures and defenses that may be available regarding any such action may result in the rights of shareholders in a Bahamas company being more limited than those rights of shareholders in an United States company.

Risk Factors Relating to the Business of the Company

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

     Lack of Substantial Operating History and Revenues. The Company is in the developmental stage, and has no substantial history of operations. Therefore, the Company does not have any prior financial results upon which an assessment of the Company's potential for success may be based, until the Company combines with an operating business company which itself has revenues. Accordingly, the success of the Company is dependent on management's ability to seek and identify potential business opportunities, and to successfully negotiate and consummate a merger, consolidation or other combination with a business company. The Company faces all of the risks specifically inherent in the type of business in which the Company proposes to engage. There can be no assurance that the Company will be able to operate successfully or profitably.

     Dependence on Key Personnel. The Company's success and future performance will depend to a significant extent upon the efforts and abilities of the Company's officers and directors to implement the Company's plan of operation and strategy. The Company's officers and directors have had limited experience in the business activities contemplated by the Company. Additionally, the loss of any of the Company's officers or directors could be detrimental to the operations of the Company. The Company has not entered into any written employment agreements with nor has it purchased "key man" life insurance for any of its officers and directors. Moreover, management does not currently contemplate engaging the services of additional professional advisors, managers or consultants due to lack of funds.

     The Company's officers and directors may engage in other businesses for their own account. They will devote such time to the affairs of the Company as they deem necessary.

     Unspecified Business Opportunities. Management has not identified any potential business opportunities for acquisition by the Company nor has it identified any particular industry, specific business within an industry, or geographical area of operation for evaluation of potential business opportunities. The Company does not have any current arrangements, agreements, or understandings with respect to acquiring or engaging in a combination with any privately held company or other business venture. Shareholders of the Company will be entirely dependent upon management to select suitable business opportunities. Management believes that the Company will be an attractive combination candidate to certain business companies which desire to become publicly held without offering their own securities to the public. The Company proposes to acquire or combine with an existing, privately held business which management believes is profitable and/or presents growth potential. However, management believes it is possible that a potential business company to be acquired by the Company may present viable risks in that conventional public or private funding or bank financing would not be available to such company. There can be no assurance that the Company will be successful in identifying and evaluating suitable combination candidates or in consummating any acquisition. Moreover, management has adopted the policy that the Company will not acquire or otherwise combine with any business which is unable to obtain and/or does not have audited financial statements as required by the 1934 Act.

     Limited Investigative Resources The Company's lack of funds may present a detrimental effect on management's ability to conduct thorough investigations and analyses of individual business opportunities prior to consummating an acquisition. Management intends to rely on financial reports and records, market studies and analysis, feasibility studies, independent analysis, and similar professional studies. However, in the event that management does not have access to such documentation due to lack of financial funds, management's decision regarding the acquisition of a business opportunity may be made without the benefit of one or more of such studies, records or analysis.

     Competition. The Company will be indirect competition with many entities in its efforts to locate suitable business opportunities. Such competition includes business development companies, venture capital partnerships and corporations, small business investment companies, venture capital affiliates of industrial and financial companies, broker-dealers and investment bankers, management consultant firms, and private individual investors. Moreover, the Company may also be competing with numerous small public companies for such opportunities. Most of these entities may posses greater financial resources and be able to assume greater risks than those which the Company, with its limited capital, could consider. Many of these competing entities may also posses significantly greater experience and contacts than the Company's management.

     Need for Additional Financing. The Company may not have sufficient funds to cover all of its estimated general and administrative expenses for the first year following the effective date of this Registration Statement. The Company may also not have sufficient funds to cover the estimated expenses of investigating and evaluating a prospective business opportunity. Under these circumstances, it is anticipated that the Company will seek to obtain loans from its officers, directors and shareholders to cover the deficits. These potential sources of funds, however, have not made any commitment to make such loans to the Company. While management believes that the Company's current directors and officers may be willing to make such loans to permit the Company to meets its cash requirements until it is able to consummate an acquisition, there is no assurance that such loans will be made to the Company or that the Company will be able to obtain all of the funds necessary for its continued operation. In the event the Company is unsuccessful in meeting its need for additional capital by obtaining loans from its officers and directors or by issuing stock in payment for services, the Company's ability to perform adequate investigations of prospective business opportunities and to complete an acquisition of a business opportunity without substantial delay is likely to be significantly impaired.

     Issuance of Common Shares in a Combination. The Company's Memorandum and Articles of Association, as amended, authorize the issuance of 50,000,000 shares of common stock, no par value. In the event that any acquisition or other combination effected by the Company results in the issuance by the Company of a substantial number of additional common shares, such issuance may result in a significant diminution of a shareholder's equity ownership and voting power either in the Company or in the acquired business company. It is anticipated that in the aggregate the Company's shareholders will own substantially less than a majority of such securities. Such diminution is likely to occur since it is highly probable that any business company which satisfies the Company's suitability standards for acquisition will posses assets substantially greater than that of the Company.

     Change in Management of the Company. Management anticipates that any acquisition or combination effected by the Company will require the Company's existing management to resign. Shareholders of the Company will not be able to ascertain with any certainty who will effectively control the Company after such acquisition or combination, and may not have the voting power to elect such persons.

     Risk of Failure of Acquired Business. The success of the Company's participation with a proposed business venture will depend in large part on the operations, current financial condition and management, and other factors of the business company. Moreover, management believes that any business opportunity in which the Company participates will face strong competition within its industry. There can be no assurance that the acquired or combined business company will be profitable or continue to operate profitably.

     General Conflicts of Interest. The Company's officers and directors engage in other employment or business interests for their own account in which they, respectively, devote their attention, and will continue to do so. As a result, there may be potential conflicts of interest including, among other things, time, effort and corporate opportunity, which may result from participation by such officers and directors in potentially competing business ventures. Such conflicts can be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Company. The officers and directors of the Company intend to resolve such conflicts in the best interests of the Company. Moreover, the officers and directors of the Company will devote their time to the Company as they deem necessary.

     Broker-Dealer Sales of the Company's Shares. It is likely that the common shares of the Company will be defined as "penny stocks" under the 1934 Act until the Company's common shares are quoted on the NASDAQ system operated by the National Association of Securities Dealers, Inc. or listed on a national securities exchange. The 1934 Act and such penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's common shares to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse)) or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's common stock to resell those shares in the public markets.

     Legal Consequences of Incorporation in the Bahamas. The Company is organized under the laws of the Bahamas. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of the Company's management, directors and controlling shareholders and the rights of the Company's shareholders differ from and may not be as protective of shareholders as those that would apply if the Company were incorporated in a jurisdiction within the United States. Directors of the Company have the power to take certain actions without shareholder approval, including an amendment of the Company's Memorandum and Articles of Association and certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations and the sale or transfer of assets. There may also be doubt that the courts of the Bahamas would enforce liabilities predicated upon U.S. securities laws. In general, Bahama courts will not enforce an award of treble damages or award large monetary damages as occurs in the courts of the United States. It is, however, correctly assumed that causes of action such as insider trading, frauds, fraudulent trading, breach of director's fiduciary duties, which are generally the subject of judgments based on U.S. securities laws, will most probably be enforced by the Supreme Court of the Bahamas.

Item 2. Description of Property.
--------------------------------

     The Company does not own nor lease any real estate or other properties. The Company's offices are located at Saffrey Square, Bay Street and Bank Lane, Suite 104k Nassau, Bahamas. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties. Moreover, management does not anticipate that the Company will lease office space unless and until it has acquired a business opportunity, in which event management anticipates that such offices of the Company will be those offices of the acquired business.

Item 3. Legal Proceedings.
--------------------------

     Management is not aware of any legal proceedings contemplated by any governmental authority involving the Company. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceeding. Management is not aware of any other legal proceedings pending or that have been threatened against the Company.

Item 4. Control of Registrant.
------------------------------

     The Company is not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth as of January 15, 1999 the beneficial ownership of the Company's common stock by each person known by the Company to own beneficially more than five percent (5%) of the Company outstanding as of such date and by the officers and directors of the Company as a group. Each person listed below is the sole beneficial owner of the shares and has sole investment and voting power of such shares. No person listed below has any option, warrant or other right to acquire additional securities of the Company.

Title of Class     Identify of Person or Group       Amount Owned    Percentage
--------------     ---------------------------       ------------    ----------

Common Stock       Luther Jeffries                      2,000            40%
Common Stock       Ruth Teichert                          500            10%
Common Stock       officers and directors               2,500            50%
                   (as a group)

Change in Control

     There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company. A change in control of the Company, however, will in all probability occur when and if the Company acquires a business opportunity. Although the extent of the control cannot be predicted at this time, it is unlikely that the existing shareholders of the Company will own more than twenty percent (20%) of the combined entity following an acquisition. There are no plans at this time to issue common shares or other securities of the Company to any officer or director of the Company.

Item 5. Nature of Trading Market.
---------------------------------

     The Company's common stock is not currently being quoted or publicly traded in the over-the-counter market or otherwise. Any such quotation in the immediate future would only be possible on the OTC Electronic Bulletin Board maintained for over-the-counter stocks not listed on the NASDAQ system. Quotation on the NASDAQ system or listing on a national securities exchange would be possible only after the Company has successfully acquired a business opportunity which would enable the Company to qualify for such listing. Management has not yet determined whether it will seek listing for the Company's stock in the OTC markets prior to identifying business opportunities for possible acquisition. No assurance exists that a public trading market will ever develop for the Company's common stock, and no market is expected to arise unless the Company successfully consummates an acquisition.

Transfer Agent

     The  transfer  agent  and  registrar  for  the  common  stock  is  American
Securities  Transfer,   1825  Lawrence  Street,  Suite  444,  Denver,   Colorado
80202-1817, telephone number (303) 298-5380.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders.
---------------------------------------------------------------------------

     There are no exchange control restrictions on payment of dividends on the Company's common stock or on the conduct of the Company's operations in the Bahamas. Taxation and repatriation of profits regarding the Company's operations are regulated by the Bahamas' laws and regulations. To date, these controls have not had and are not expected to have a material impact on the Company. The laws of the Bahamas and the Company's Memorandum and Articles of Association impose no limitations on the rights of nonresident or foreign owners to hold or vote the Company's securities.

Item 7. Taxation.
-----------------

     Under current laws of the Bahamas, the Company is not subject to tax on its income. Moreover, no reciprocal tax treaty regarding withholding exists between the United States and the Bahamas. Under current laws of the Bahamas, dividends, interest or royalties paid by the Company to individuals are not subject to tax. Persons who are residents of the Bahamas may not be considered residents for any exchange control purposes. Generally, shareholders in a company incorporated pursuant to the IBCA are exempt from exchange controls and are not (for twenty years from the date of incorporation) subject to any tax on income, gift, estate or corporate tax. If the Company were to pay a dividend, the Company would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status.

     Dividends, if any, paid to any United States resident or citizen shareholder would be treated as dividend income for United States federal income tax purposes. Such dividends would not be eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986 (the "Internal Revenue Code"). Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. Shareholders of the Company are urged to consult their tax advisors with regard to such possibilities and their own tax situation.

     In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Dividend Policy

     The Company has never paid any dividends on its common stock and does not anticipate paying any dividends in the future. The Board of Directors has not adopted a policy with respect to the payment of dividends. Management anticipates that any future earnings will be retained as working capital and used for business purposes. Accordingly, it is unlikely that the Board of Directors will declare or pay any such dividends in the foreseeable future.

Item 8. Selected Financial Data.
--------------------------------

     The selected financial data set forth below is as of December 31, 1998 and 1997, respectively, and for each of the three fiscal years in the period ended December 31, 1998, 1997 and 1996, and are derived from the audited Financial Statements and notes thereto, which are prepared in accordance with generally accepted accounting principles in the United States of America in United States dollars, and which are incorporated herein. The selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Financial Statements and related notes and Item - "Management's Discussion and Analysis of Financial Condition and Results of Operations".

             Balance Sheet Data            As of 12/31/98    As of 12/31/97
             ------------------            --------------    --------------
                                              (audited)         (audited)

             Current  assets                   $ 5,000           $ 5,000
             Total assets                      $ 5,000           $ 5,000
             Current liabilities               $ 5,000               -0-
             Total liabilities                 $ 5,000               -0-
             Shareholders' Equity (Deficit)    $   -0-           $ 5,000

             Income Statement Data
             ---------------------

             Revenues                              -0-               -0-
             Expenses                          $ 5,000           $   -0-
             Net Income (Loss)                 $(5,000)          $   -0-
             Loss Per Share(1)                 $ (1.00)          $   -0-

----------

     (1) Based on the weighted average of 5,000 shares of Common Stock issued and outstanding for fiscal year ended December 31, 1998 and December 31, 1997, respectively.

Item 9A. Quantitative and Qualitative Disclosures about Market Risk.
--------------------------------------------------------------------

     The Financial Statements of the Company are prepared in United States dollars. The Bahamian Dollar is the national currency of the Commonwealth of the Bahamas. The Bahamian Dollar is comprised of 100 cents. It was decimalized in 1966 from a Sterling Pound to a Bahamian Dollar at a rate of one Sterling Pound equal to 2.86 Bahamian Dollars. The Bahamian Dollar is equivalent to and interchangeable with the United States dollar at freely floating rates. There are currently no restrictions on the flow of such currencies between the Bahamas and the United States.

     In general, fluctuations in the value of foreign currencies may cause United States dollar translated amounts to change in comparison with previous periods and, accordingly, the Company cannot quantify in any meaningful way, the effect of such fluctuations upon future income. This is due to the constantly changing exposures to these currencies, and the fact that all foreign currencies do not react in the same manner against the United States dollar.

     The Company may be subject to a variety of risks associated with changes between the relative value of the United States dollar and the Bahamian dollar. Management believes, however, that these risks are minimized due to its focus primarily on acquisition of business companies organized under the laws of a respective state within the United States. As of the date of this Registration Statement, the exchange rate of the Bahamian dollar to the United States dollar is approximately 1.225 to 1, respectively.

Item 9B. Management's Discussion and Analysis of Financial Condition and Results of Operations.
--------------------------------------------------------------------------------

     The Company is in the developmental state, has conducted no operations nor generated any revenues. From its inception to the date of this Registration Statement, the Company's operations have been limited to the development, analysis and potential successfulness of its business strategy. As of the date of this Registration Statement, the Company has no working capital.

Capital Resources

     The Company may not have sufficient funds to cover all of its estimated general and administrative expenses for the first year following the effective date of this Registration Statement. It is anticipated that the Company may not have sufficient funds to cover the estimated expenses associated with the acquisition of a business opportunity. Under these circumstances, management intends to obtain loans from its current directors, officers and shareholders to cover such deficits. These potential sources of funds, however, have not made definitive commitments to make such loans to the Company. With respect to any proposed acquisitions of a business opportunity, management intends to require such business company to deposit funds with the Company to defray the professional fees and expenses associated with the acquisition of the business company.

Item 10. Directors and Officers of Registrant.
----------------------------------------------

     The directors and officers of the Company are as follows:

     Name                       Age          Position with the Company
     ----                       ---          -------------------------

     Luther Jeffries            65           President and Director
     Ruth Teichert              52           Secretary

     LUTHER JEFFRIES is the founder of the Company. Mr. Jeffries has been the President and a director of the Company since its inception. Mr. Jeffries studied at Ohio State university, the Army Engineers School at Fort Belvoir, Virginia, and the University of Alaska, receiving degrees in engineering and finance. Over the past thirty years, Mr. Jeffries served as chief executive officer of many companies, most notably the General Nuclear Corp, Houston, Texas; Cumberland Research Corp., Port Norris, New Jersey; and Eastern Testing Laboratories, Pennsauken, New Jersey. Mr. Jeffries also served as a consultant to many governmental entities and companies, including the U.S. Department of Commerce, the U.S. Atomic Energy Commission, the Commonwealth of the Bahamas, the British American Tobacco Company, and to three successive governors of the State of New Jersey. Mr. Jeffries developed and patented a device for determining the exact location of kilcuries and gamma sources. He is a member of several Societies, including the Society of Naval Architects & Marine Engineers, the American Society for Metals, the American Society for Quality Control and the American Society for Technology. Mr. Jeffries has authored several papers, including Interaction of Politics and the Seafood Industry for the American Society of Quality Control, and A Reconciliation of the Results of Radiographic and Ultrasonic Inspection of High Yield Steels for the U.S. Bureau of Ships.

     RUTH TEICHERT has been the Secretary of the Company since inception. Ms. Teichert was born in New York on April 18, 1947. Ms. Teichert currently lives in Nassau, and acts as secretary for other corporations organized under the laws of the Commonwealth of the Bahamas.

     The directors of the Company are elected annually and serve until their successors take office or until their death, resignation or removal. The officers of the Company serve at the pleasure of the Board of Directors of the Company.

Item 11. Compensation of Directors and Officers,
------------------------------------------------

     The Company does not have any agreement or understanding, express or implied, with any officer or director concerning employment or cash compensation for services. No compensation has been paid or accrued to any officers or director to date, and none is expected to be paid or accrued following completion of this Registration Statement, except for the reimbursement for out-of-pocket expenses. No salary or similar remuneration is anticipated to be paid to such persons by the Company. No officer or director will receive any finder's fee to be paid by the Company for finding or arranging any business transaction in which the Company participates.

     The Company does not have any pension plan, profit sharing plan or stock option plan, although such plans may be adopted in the future at the discretion of the Board of Directors. No other incentive plans are in existence or are contemplated.

Item 12. Options to Purchase Securities from Registrant.
--------------------------------------------------------

     There are no options issued to any officer, director or shareholder of the Company or to any other person, directly or indirectly, to purchase any securities from the Company.

Item 13. Interest of Management in Certain Transactions.
--------------------------------------------------------

     The Company currently does not have any understandings, agreements or arrangements with its officers or directors in which such persons have agreed to contribute capital to the Company or the Company has agreed to loan such persons capital. The Company does not intend to issue any additional securities to such persons prior to consummation of any acquisition.


                                    PART II
                                    -------

Item 14. Description of Securities to he Registered.
----------------------------------------------------

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, no par value per share. There are no classes of preferred stock authorized at this time.

Common Stock


     As of the date of this Registration Statement, there were 5,000 shares of common stock outstanding held of record by fifteen (15) shareholders. The shares of common stock were issued to the existing shareholders in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The shareholders represented to the Company that they acquired the shares for their own respective account and not with a view to distribution and that the Company made available to them all material information concerning the Company. The certificates bear a restrictive legend. No underwriter was involved in the transaction, and no commissions or other remuneration was involved in the offer and sale of the securities.


     The holders of common stock are entitled to one vote for each share held. The Company's Memorandum and Articles of Association provide that the affirmative vote of at least twenty-five percent (25%) of the votes cast at a shareholder meeting is sufficient to effect any corporate action upon which shareholders may or must vote. Common shares do not carry any cumulative voting rights, thus holders of more than twenty-five percent (25%) of the common stock have the power to elect all directors and to control the Company. Moreover, directors may also have the power to elect the directors and in effect control the Company. Holders of common stock are not entitled to pre-emptive rights.

     The Company's Memorandum and Articles of Association provide for a minimum of one director and any other number of directors as established by the board of directors. Directors are elected for one-year terms by either the vote of the shareholders as their annual meeting or the vote of the existing board of directors.

                                    PART III
                                    --------


Item 15. Defaults Upon Senior Securities.
-----------------------------------------

     Not applicable.

Item 16. Changes in Securities. Changes in Security for Registered Securities and Use of Proceeds.
--------------------------------------------------------------------------------

     The Company sold its shares of common  stock,  par value $1.00,  to fifteen
(15) individuals in June 1992. On March 10, 1999, the Board of Directors and shareholders authorized an amendment to the Company's Articles of Association increasing the authorized capital structure to 50,000,000 shares of common stock, no par value. No shares of Common Stock or any other securities of the Company have been sold or issued by the Company since June 1992.


                                     PART IV
                                     -------

Item 17. Financial Statements.
------------------------------

     Not applicable.

Item 18. Financial Statements.
------------------------------

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this Registration Statement on Form 20-F.

Item 19. Financial Statements and Exhibits.
-------------------------------------------

     (a)  The  following  Financial   Statements  are  filed  as  part  of  this
Registration Statement:

     1.   Independent Auditors' Report dated March 28, 1999;

     2. Balance Sheets for fiscal Year ending December 31, 1998 and December 31, 1997;

     3. Income Statements for Years Ended December 31, 1998, 1997 and 1996 and Cumulative for the Period from June 12, 1992 (date of organization) through December 31, 1998;

     4. Statement of Shareholders' Equity from June 12, 1992 (date of organization) through December 31, 1998;

     5. Statements of Cash Flows for Years Ended December 31, 1998, 1997 and 1996 and Cumulative for the Period from June 12, 1992 (date of organization) through December 31, 1998;

     6.   Notes to Financial Statements December 31, 1998 and 1997;

     7.   Independent Auditors' Report on Supplementary Information; and


     (b)  The  following  Exhibits  are  filed  as  part  of  this  Registration
Statement:

     1.   Company's Articles of Association dated June 13, 1992;

     2.   Company's Memorandum of Association dated June 16, 1992;

     3. Certified Copy of Amendment to Company's Memorandum of Association dated March 23, 1999; and

     4. Opinion Letter from E.P. Toothe & Associates, Bahamas counsel to Company, regarding tax treatment.

     23.  Independent Auditors' Consent.

     27. Schedule Containing Summary Information Extracted from Financial Statements for Year Ended December 31, 1998 and Qualified in Entirety by Reference to such Financial Statements.

                                 LEON TOURS LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                 AND STATEMENTS OF INCOME, SHAREHOLDERS' EQUITY,
                       AND CASH FLOWS FOR THE YEARS ENDED
                      DECEMBER 31, 1998, 1997 AND 1996 AND
                         CUMULATIVE SINCE JUNE 16, 1992
                (DATE OF ORGANIZATION) THROUGH DECEMBER 31, 1998

                        AND INDEPENDENT AUDITORS' REPORT

LEON TOURS LTD.
FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Independent Auditors' Report                                                 F1

Financial Statements:

      Balance Sheets                                                         F2

      Income Statements                                                      F3

      Statement of Shareholders' Equity                                      F4

      Statements of Cash Flows                                               F5

      Notes to Financial Statements                                          F6

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board of Directors
Leon Tours Ltd.
Englewood, Colorado


We have audited the accompanying balance sheets of Leon Tours Ltd., (a development stage company operating in the Bahamas) as of December 31, 1998 and 1997, and the related statements of income, shareholders' equity, and cash flows for the years ended December 31, 1998, 1997 and 1996, and cumulative for the period from June 12, 1992 (date of organization) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leon Tours Ltd. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.

The Company is in the development stage at December 31, 1998. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to the attainment of profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.


/s/ KARSH & COMPANY, P.C.
-------------------------

KARSH & COMPANY, P.C.


Denver, Colorado
March 28, 1999


                                       F1

LEON TOURS, LTD.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                          1998           1997
                                                          ----           ----
ASSETS
Current Assets -
 Cash and equivalents                                    $ 5,000        $ 5,000
                                                         =======        =======


LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities -
 Accrued professional fees                               $ 5,000        $  --

SHAREHOLDERS' EQUITY:
Common stock, $1.00 par value -
 5,000 shares authorized, issued
 and outstanding                                           5,000          5,000
Paid in capital                                            1,000          1,000
Retained earnings (deficit) accumulated
 during development stage                                 (6,000)        (1,000)
                                                         -------        -------
Total Shareholders' Equity                                  --            5,000
                                                         -------        -------

                                                         $ 5,000        $ 5,000
                                                         =======        =======



See notes to the financial statements.

                                       F2



LEON TOURS, LTD.
(A DEVELOPMENT STAGE COMPANY)
INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
AND CUMULATIVE FOR THE PERIOD FROM JUNE 12,1992
(DATE OF ORGANIZATION) THROUGH DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                   Cumulative
                                     During
                                   Development
                                      Stage         1998       1997       1996
                                      -----         ----       ----       ----

REVENUES -                           $  --        $  --        $--       $  --

OPERATING EXPENSES -
 Professional fees                    (6,000)      (5,000)      --          --
                                     -------      -------      -----     -------


NET INCOME (LOSS)                    $(6,000)     $(5,000)     $--       $  --
                                     =======      =======      =====     =======

INCOME (LOSS) PER
 COMMON SHARE                        $ (1.20)     $ (1.00)     $--       $  --
                                     =======      =======      =====     =======

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                 5,000        5,000      5,000       5,000
                                     =======      =======      =====     =======



See notes to the financial statements.


                                       F3




LEON TOURS, LTD.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF SHAREHOLDERS' EQUITY
FROM JUNE 12, 1992 (DATE OF ORGANIZATION)
THROUGH DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------

                                                                                   RETAINED
                                            COMMON STOCK             PAID IN       EARNINGS
                                        SHARES         AMOUNT        CAPITAL       (DEFICIT)         TOTAL
                                        ------         ------        -------       ---------         -----
June 12, 1992- Issuance of common
 stock at $1.00 per share                5,000        $ 5,000        $  --          $  --           $ 5,000

Addition to paid in capital               --             --            1,000           --             1,000
Net income (loss)                         --             --             --           (1,000)         (1,000)
                                       -------        -------        -------        -------         -------
Balance, December 31, 1992               5,000          5,000          1,000         (1,000)          5,000
Net income                                --             --             --             --              --
                                       -------        -------        -------        -------         -------
Balance, December 31, 1993               5,000          5,000          1,000         (1,000)          5,000
Net income                                --             --             --             --              --
                                       -------        -------        -------        -------         -------
Balance, December 31, 1994               5,000          5,000          1,000         (1,000)          5,000
Net income                                --             --             --             --              --
                                       -------        -------        -------        -------         -------
Balance, December 31, 1995               5,000          5,000          1,000         (1,000)          5,000
Net income                                --             --             --             --              --
                                       -------        -------        -------        -------         -------
Balance, December 31, 1996               5,000          5,000          1,000         (1,000)          5,000
Net income                                --             --             --             --              --
                                       -------        -------        -------        -------         -------
Balance, December 31, 1997               5,000          5,000          1,000         (1,000)          5,000
Net income (loss)                         --             --             --           (5,000)         (5,000)
                                       -------        -------        -------        -------         -------

Balance, December 31, 1998               5,000        $ 5,000        $ 1,000        $(6,000)        $  --
                                       -------        -------        -------        -------         -------



See notes to the financial statements.


                                       F4




LEON TOURS, LTD.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
AND CUMULAT1VE FOR THE PERIOD FROM JUNE 12, 1992
(DATE OF ORGANIZATION) THROUGH DECEMBER 31, 1998
------------------------------------------------------------------------------------

                                           Cumulative
                                             During
                                           Development
                                              Stage       1998      1997      1996
                                              -----       ----      ----      ----
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                           $(6,000)   $(5,000)   $  --     $  --
 Changes in assets and liabilities -
  Accrued professional fees                    5,000      5,000       --        --
                                             -------    -------    -------   -------

 Net cash provided by (used for) operating
  activities                                  (1,000)      --         --        --
                                             -------    -------    -------   -------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Additions to paid in capital                  1,000       --         --        --
 Sale of common stock                          5,000       --         --        --
                                             -------    -------    -------   -------

 Net cash provided by financing activities     6,000       --         --        --
                                             -------    -------    -------   -------

NET INCREASE IN CASH AND EQUIVALENTS           5,000       --         --        --

CASH AND EQUIVALENTS:
 Beginning of the period                        --        5,000      5,000     5,000
                                             -------    -------    -------   -------

End of the period                            $ 5,000    $ 5,000    $ 5,000   $ 5,000
                                             =======    =======    =======   =======


See notes to the financial statements.

                                       F5

LEON TOURS LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
------------

Leon Tours Ltd. (the "Company") was organized in the Commonwealth of the Bahamas on June 16, 1992.

The Company is in the development stage and has been inactive since its inception. The Company has no current operations nor any significant assets or liabilities. Management intends to participate in one or more unidentified business ventures, which will be selected by management after reviewing business opportunities. The Company anticipates no operations until such time. The accompanying financial statements should not be considered as typical for normal operating periods.

Cash Equivalents
----------------

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes
------------

The Commonwealth of the Bahamas has no income tax. Accordingly, no income tax provision has been included in the accompanying financial statements.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that can affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income
--------------------

SFAS No. 130, "Reporting Comprehensive Income," requires the display of comprehensive income, if applicable, in all financial statements with fiscal years beginning after December 15, 1997. The statement does not apply to enterprises that have no items of comprehensive income for any period presented. The Company has no items of comprehensive income and is not subject to SFAS No. 130.


                                       F6

LEON TOURS LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE B - SHAREHOLDERS' EQUITY

On March 10, 1999, the Company increased the member of shares authorized from 5,000 to 50,000,000 and changed the par value from $1.00 to no par.

NOTE C - FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments, none of which are held for trading purposes, include cash and payables. The Company estimates that the fair value of all financial instruments at December 31, 1998, 1997 and 1996 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE D - YEAR 2000

Like most entities, the Company may be exposed to risks associated with Year-2000 dating problems. This problem affects computer software and hardware; transactions with customers, vendors and other entities; and equipment dependent on microchips. The Company has begun but not yet completed the process of identifying and remediating potential Year-2000 problems. It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of Year-2000 dating problems on third parties with which the Company does business. If remediation efforts of the Company or third parties with which it does business are not successful, it is possible the Year-2000 dating problem could negatively impact the Company's financial condition and results of operations.


                                       F7

                          INDEPENDENT AUDITORS' REPORT
                          ON SUPPLEMENTARY INFORMATION
                          ----------------------------




Board of Directors
Leon Tours Ltd.
Nassau, Bahamas



Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule to the financial statements referred to in the table of contents is presented for the purposes of additional information for the year ended December 31, 1998, and has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information for the year ended December 31, 1998, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KARSH & COMPANY, P.C.
-------------------------

KARSH & COMPANY, P.C.


Denver, Colorado
March 28, 1999


                                       F8

                                    SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              LEON TOURS LIMITED


                                              By: /s/ Luther Jeffries
                                                 -------------------------------
                                                 Luther Jeffries, President


DATE: November 15, 1999





                                       26